

October 16, 2013

<u>Via E-mail</u>
Mr. Jack B. Lay
Senior Executive Vice President and
  Chief Financial Officer
Reinsurance Group of America, Inc.
1370 Timberlake Manor Parkway
Chesterfield, MO 63017

      Re: **Reinsurance Group of America, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2012
               Filed March 1, 2013
               File No. 001-11848

Dear Mr. Lay:

      We have reviewed your October 1, 2013 response to our September 18, 2013 letter and have the following comment.

      Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

      After reviewing any information you provide in response to the comment, we may have additional comments.

<u>Notes to the Consolidated Financial Statements</u>
<u>Note 14. Collateral Finance Facility, page 137</u>

1. We have read your response to prior comment two and request that you please address the following:
    - In your August 20, 2013 response, you refer to MD&A disclosure of the possible significant reduction to RGA Reinsurance's statutory capital if the required collateral necessary to support its statutory capital is not provided. Provide us proposed disclosure to be included in MD&A in future periodic reports that explains the consequences and expected effects to the Company's consolidated future financial position and results of operations regarding the uncertainty of RGA Reinsurance's statutory capital.
    - In your October 1, 2013 response, you indicate that discontinuing your captive strategy could increase your overall costs. Additionally, you indicate that your ability to reinsure and to deploy excess capital could be adversely affected which could adversely impact your competitive position and results of operations. Provide us proposed MD&A disclosure that explains the consequences of the uncertainly regarding continuing your

captive strategy, and its expected effects on the Company's consolidated future
operations and financial position.

To the extent that you do not believe that disclosure is required, please provide us your
analysis of Section 501.02 of the Financial Reporting Codification regarding prospective
information that supports your conclusion. In particular, address the two assessments
management must make regarding a known trend, demand, commitment, event or
uncertainty.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 if you have
questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-
3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant